

02003072

RECD S.E.C.
FEB 2 8 2002
626

AM 3/5/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC Financial Products USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 42 Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna DiFilippo (212) 845-2833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/26

OATH OR AFFIRMATION

I, Anna DiFilippo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Financial Products USA Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

HAROON I. CHISHTI
Notary Public, State of New York
No. 01CH6024765
Qualified in New York County
Commission Expires May 17, 03

Notary Public

Signature

Senior Vice President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBC Financial Products USA Inc.

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors
KBC Financial Products USA Inc.

We have audited the accompanying statement of financial condition of KBC Financial Products USA Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Financial Products USA Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

February 27, 2002

KBC Financial Products USA Inc.

Statement of Financial Condition

December 31, 2001
(in thousands)

Assets	
Cash	$ 30
Cash segregated in compliance with federal regulations	6,687
Financial instruments owned	421,832
Receivables:	
Customers	14,647
Clearing brokers	281,823
Brokers, dealers and others	13,421
Receivables from affiliates	4,817
Other assets	13,917
Total assets	$ 757,174
Liabilities and stockholder's equity	
Short-term borrowings from affiliates	$ 249,655
Financial instruments sold, not yet purchased	279,805
Payables:	
Customers	10,848
Brokers, dealers and others	16,834
Payables to affiliates	7,777
Other liabilities and accrued expenses	21,362
Total liabilities	586,281
Commitments	
Stockholder's equity	170,893
Total liabilities and stockholder's equity	$ 757,174

The accompanying notes are an integral part of this statement.

KBC Financial Products USA Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

KBC Financial Products USA Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer, and a member of the National Association of Securities Dealers, Inc. ("NASD") and the International Securities Exchange. As a securities broker-dealer, the Company is engaged in several classes of activities including principal and agency transactions.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to use its judgment in making certain estimates. It is expected that such estimates will differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis. In accordance with industry practice, customer transactions are recorded on a settlement date basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts which approximate fair value.

Financial instruments owned, financial instruments sold, not yet purchased and contractual commitments arising pursuant to futures are recorded at fair value. Fair value for exchange-traded instruments is based on quoted market prices. Fair values for exchange-traded instruments where quoted market prices are not readily available and over-the-counter financial instruments are based on other relevant factors, including dealer price quotations, trade prices and price activity for underlying instruments.

Foreign-denominated assets and liabilities are revalued at prevailing exchange spot rates.

2. Significant Accounting Policies (continued)

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company follows SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138, which requires, among other things, all derivatives to be recorded on the statement of financial condition at fair value.

3. Short-Term Borrowings

The Parent and an affiliate make short-term borrowings available to the Company. The Company pays interest on these amounts at market rates. The amount of funding and interest outstanding and payable at December 31, 2001 is reflected as Short-term borrowings from affiliates.

4. Related Party Transactions

The Parent provides substantially all personnel, management and overhead services to the Company. The Parent is reimbursed for these services by the Company.

The Parent has agreed to make available to the Company, under a licensing arrangement, certain intellectual property. In connection with this arrangement, the Company pays the Parent a royalty.

Payable to affiliates of approximately $7.4 million represents amounts due in respect of the above at December 31, 2001. Any such balances are payable on demand.

4. Related Party Transactions (continued)

The Company acts as agent for its foreign affiliates in certain transactions with customers. Balances resulting from such transactions are included in Receivables from and Payables to brokers, dealers and others and approximate $13.3 million and $16.8 million, respectively, at December 31, 2001. In connection with these transactions and related services, the Company receives a fee from its affiliates. In addition, the Company and its foreign affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements.

In addition, the Company has agreed to make available to its foreign affiliates, under a sublicensing agreement, certain intellectual property licensed to the Company by the Parent. In connection with this arrangement, the foreign affiliates pay the Company a royalty.

Receivables from and Payables to affiliates of approximately $4.8 million and $355,000, respectively, represent amounts due in respect of the above agreements at December 31, 2001.

In the normal course of business, the Company transacts in securities with its affiliates. Pending trades with the clearing broker are included in Receivables from clearing brokers and approximate $21.6 million at December 31, 2001.

5. Net Capital

As a registered broker-dealer and member of the NASD, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, the Company's net capital approximates $79.8 million, which exceeds the minimum requirement by approximately $79.3 million.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2001, Financial instruments owned and Financial instruments sold, not yet purchased by the Company are comprised as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
	(in thousands)	
Equity	$ 159,234	$ 223,788
Debt securities	218,236	30,333
Options contracts and warrants	44,362	25,684
Total	$ 421,832	$ 279,805

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price and, thereby, create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instrument sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. Exchange-traded derivatives are standardized contracts transacted through regulated exchanges and include futures and certain options contracts. Over-the-counter ("OTC") derivatives are privately negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options contracts.

In the normal course of business, the Company enters into transactions in exchange-traded derivative financial instruments to conduct trading activities and manage its exposure to various market risks. Such derivative financial instruments include financial futures and options contracts and warrants.

7. Derivative Financial Instruments (continued)

Futures contracts represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates. Options contracts and warrants provide the purchaser (holder) with the right, but not the obligation, to purchase or sell a financial instrument at a specified price on or before a specified future date. The Company receives a premium in exchange for bearing the risk of unfavorable changes in the market values of the financial instruments underlying the options contracts which have been sold.

These derivative financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

The fair value of the Company's derivative financial instruments as of December 31, 2001 is as follows:

	Assets	Liabilities
	(in thousands)	
Futures contracts	$ –	$ 44
Options contracts and warrants	44,362	25,684

The fair value of futures contracts is recorded in Receivables from brokers, dealers and others. The fair value of options contracts and warrants are recorded in Financial instruments owned and Financial instruments sold, not yet purchased. The methods used to determine fair value are disclosed in footnote 2, "Significant Accounting Policies."

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

With the exception of over-the-counter options contracts and certain foreign-denominated securities transactions as discussed below, the Company's transactions in financial instruments are cleared by a limited number of brokers and dealers (the "Clearing Brokers") pursuant to clearance agreements. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Brokers against various margin obligations of the Company or deposited with such Clearing Brokers for safekeeping purposes.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company maintains a portion of its short-term liquidity in the form of additional margin borrowings available from the Clearing Brokers. This subjects the Company to liquidity risk should the Clearing Brokers choose to decrease the collateralized margin borrowings currently made available to the Company.

The Company's customers and counterparties primarily consist of banks, brokers and dealers, and other financial institutions in the U.S.

Certain customer securities transactions of the Company are cleared on a fully disclosed basis by one of its clearing brokers pursuant to a clearance agreement. While this clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization, the Company has agreed to indemnify this clearing broker for certain losses that this clearing broker may sustain from the customer accounts introduced by the Company.

Additionally, certain foreign-denominated securities are cleared, on a delivery-versus-payment basis through a foreign affiliate of the Company in accordance with SEC Rules and interpretations. Such activities expose the Company to credit risk in the event a customer or the Company's foreign affiliate is unable to fulfill its contracted obligations, and margin deposits, where applicable, are not sufficient to fully cover losses incurred by such party. In the event a customer or the Company's foreign affiliate fails to fully satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill such party's obligations. The Company seeks to control the risks associated with customer activities by monitoring customer trades and taking appropriate action.

9. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2001, the Company has deferred tax assets of $13.8 million, which are included in Other assets. The Company's deferred tax assets at December 31, 2001 relate primarily to accrued bonus expenses and depreciation of certain fixed assets which is not yet deductible for income tax purposes. As of December 31, 2001, the Company had federal and state taxes payable of $12.4 million and $8 million, respectively, which are included in Other liabilities and accrued expenses.

STATEMENT OF FINANCIAL CONDITION

KBC Financial Products USA Inc.

December 31, 2001
with Report of Independent Auditors



FEB 28 2002